Mail Stop 4561

      June 27, 2006



James L. Bailey
Co-Chief Executive Officer and Director
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT  06905

Re:	Excelsior LaSalle Property Fund, Inc.
	Amendment No. 1 to Form 10
	File No. 0-51948
      Filed June 16, 2006

Dear Mr. Bailey:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Significant Events, page 40

1. We note your response to prior comment 20 as well as the disclosures made on page F-43. Given the significant events and that the assets of Legacy Village Investors, LLC are substantially comprised of real estate assets, please amend your filing to disclose the SFAS 144 impairment policies being applied to long-lived assets within the financial statements of Legacy Village Investors, LLC. Also, please advise us how you evaluated your investment in Legacy Village for impairment under paragraph 19h. of APB 18.

2. In addition, we note from your disclosure that the three tenants can terminate commencing August 2006. Please confirm that this represents the end of the non-cancelable lease term over which you are amortizing the remaining deferred rent receivable.

Liquidity and Capital Resources, page 47

3. Please expand your discussion of cash flows from operations to discuss the underlying drivers impacting the changes in working capital. In addition, it appears that your operating cash flows were negatively impacted by increases in interest expense during the period. Please also clarify what impact such changes may have on future periods. Refer to the Interpretive Guidance in SEC Release 33-
8350.

4. You indicate in the third paragraph on page 48 that the Manager may delay an investor`s purchase of your stock for up to 100 calendar days. Please revise to clarify how and when you will determine the purchase price.

Offering, Organizational and Operating Expenses, page 64

5. Related to prior comment 30, please revise your disclosure to clarify whether "Expenses available for future reimbursement" as disclosed on page 72 represents the cumulative amount remaining to be reimbursed at the balance sheet date or the excess over the Expense
Limitation for the period. Also, please clarify whether each period`s "Expense reimbursement" represents the actual amount of expenses incurred by the Manager during the period or the actual expenses plus the prior periods` excess up to the Expense Limitation.

6. To the extent you had reimbursed a prior period`s excess during one of the reporting periods, please tell us why did not record a liability in the period in which the Manager paid such costs. Refer to paragraph 11 of SFAS 5 and paragraph 3 of AU Section 560. In addition, please explain how this history impacted your analysis of probability under SFAS 5.

Dividend Policy, page 72

7. We note your response to prior comment 33 and your revised disclosure on page 80. It appears to us that you have identified the measure "Cash Generated by the Fund while LUSHI was our sole stockholder" as a non-GAAP financial measure. Please advise us or revise your disclosure to meet the requirements of Rule 10(e)(i) of
Regulation S-K. Additionally, this comment relates to your disclosure of this measure on pages 2 and F-8.

Item 9. Market Price of and Dividends on the Registrant`s Common
Equity and Related Stockholder Matters, page 78

8. We note your response to comment 32; please provide us your analysis as to why the credit facility restrictions are not likely to materially limit future divided payments.

Consolidated Properties, page F-14

9. We note that you have non-amortizing intangible assets such as those that were acquired with your December 2004 acquisition. Please amend your filing to disclose your policies related to testing these non-amortizing assets for impairment. Reference is made to paragraph
17 of SFAS 142.

Consolidated Properties, page F-17

10. Related to your acquisition of Metropolitan Park North on March
26, 2006, please provide financial statements for this property in an amended filing under Rule 3-14 of Regulation S-X.

Related Party Transactions, page F-26

11. We note your disclosure of the limitation on fund expenses, by period. As the amounts reported in the consolidated statements of operations within the "Fund Level Expenses" caption has exceeded the disclosed limitations for certain periods, please provide disclosure clarifying what other expenses are being recorded within the caption on the income statement.

PMB Acquisition #1 Partners LLC, page F-61

12. We note your response to prior comment 44 and can not agree with your analogy because Rule 3-06 of Regulation S-X does not apply to the financial statements of real estate properties. If you are able to reach such a conclusion, please disclose in the notes to the PMB
Acquisition #1 Partners LLC financial statements that operations for the period between December 21, 2005 to December 31, 2005 would not be material to the financial statements that you have provided for the period from January 1, 2005 to December 20, 2005.

Summary Financial Information for the Lease Guarantor for 105
Kendall
Park Lane, F-74

13. Related to prior comment 45, please tell us if the financial statements of the property would reflect any costs of ownership, such as real estate taxes, property operating costs, or management fees even if they are reimbursed by the tenant. We note that Georgia Door, which is also net leased, does include these costs of ownership and such costs actually exceed the related tenant recoveries. If such costs or any items other than rental income would be reflected, we do not understand why the financial statement required by Rule 3-
14 would not be meaningful.

Pro Forma Financial Information

Pro Forma Basis of Presentation, page F-83

14. Please adjust your disclosure to address the pro forma consolidated statements of operations for the three months ended March 31, 2006. Specifically address that adjustments have been made to reflect acquisitions as of January 1, 2006 and that this pro forma statement does not purport to reflect actual results that would have occurred if the acquisitions did take place on January 1, 2006.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Howard
Efron at (202) 551-3439, or Steven Jacobs, Accounting Branch
Chief,
at (202) 551-3403. Direct any other questions to Jeffrey A. Shady at
(202) 551-3471, or the undersigned at (202) 551-3852.

	Sincerely,



	Michael McTiernan
	Special Counsel

cc: 	Keith Pisani, Esq.  (via facsimile)


James L. Bailey
Excelsior LaSalle Property Fund, Inc.
June 27, 2006
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